100 University Avenue, 8th floor
Date: May 6, 2015	Toronto ON, M5J 2Y1
www.computershare.com

Subject: AURICO GOLD INC

Dear Sir/Madam:

We advise of the following with respect to the upcoming Meeting of Security Holders for the subject Issuer:

Meeting Type :	Special Meeting
Record Date for Notice of Meeting :	May 22, 2015
Record Date for Voting (if applicable) :	May 22, 2015
Beneficial Ownership Determination Date :	May 22, 2015
Meeting Date :	June 24, 2015
Meeting Location (if available) :	Toronto, ON
Issuer sending proxy related materials directly to NOBO:	Yes
Issuer paying for delivery to OBO:	Yes
Notice and Access (NAA) Requirements:
NAA for Beneficial Holders	No
NAA for Registered Holders	No

Voting Security Details:

Description	CUSIP Number	ISIN
COMMON	05155C105	CA05155C1059

Sincerely,

Computershare
Agent for AURICO GOLD INC